Exhibit 99.1

JMU Announces ADS Ratio Change

SHANGHAI, August 1, 2018 /PRNewswire/ -- JMU Limited (the "Company" or JMU") (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that it has changed the ratio of its American depositary shares ("ADSs") to ordinary shares, par value US$0.00001 per share, from one (1) ADS representing eighteen (18) ordinary shares to one (1) ADS representing one hundred and eighty (180) ordinary shares, effective on July 31, 2018.

For JMU’s ADS holders, this ratio change has the same effect as a one-for-ten reverse ADS split. Each JMU’s ADS holder of record is required to exchange every ten (10) ADSs then held for one (1) new ADS. There is no change to JMU’s underlying ordinary shares, and JMU’s ADS will continue to trade on NASDAQ under the symbol "JMU."

This ratio change increases the market price per ADS of the Company, helping the Company to regain compliance with NASDAQ minimum bid price listing requirement.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Luna Zhang
JMU Limited
zhangluna@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

Bill Zima
ICR Inc.
bill.zima@icrinc.com
Tel: +1 (203) 682-8200

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